22003402

SECURI... ...SSION
Washington, D.C. ...

SEC Mail Processing
MAR 01 2022
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| SEC FILE NUMBER |
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| 8-68949 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DBO Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1409 Chapin Avenue, 2nd Floor
(No. and Street)

| Burlingame | California | 94010 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Mark Bradley | (415) 367-6000 | Mark.Bradley@dbopartners.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SD Mayer & Associates LLP
(Name – if individual, state last, first, and middle name)

| 235 Montgomery Street, 30th Floor | San Francisco | California | 94104 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| April 23, 2013 | 5797 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

**OATH OR AFFIRMATION**

I, Mark Bradley, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DBO Partners LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Attached Jurat
02/25/2022

Notary Public

Signature: [signature]

Title: Partner

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

# CALIFORNIA JURAT

State of California )
County of San Mateo )

Subscribed and sworn to (or affirmed) before me on this 25th day of February, 2022, by Mark Bradley

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

G. PENALOZA-VEGA
COMM. # 2347441
NOTARY PUBLIC-CALIFORNIA
COUNTY OF SAN MATEO
MY COMM. EXP. FEB. 17, 2025

Signature ______

(Seal)

## OPTIONAL INFORMATION

*Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.*

### Description of Attached Document

This certificate is attached to a document titled/for the purpose of

Annual Reports Form X-17A-5
Oath or Affirmation

containing 2 pages, and dated N/A.

### Additional Information

**Method of Affiant Identification**

Proved to me on the basis of satisfactory evidence:
☒ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # ______ Entry # ______

Notary contact: ______

Other
☒ Affiant(s) Thumbprint(s) ☐ Describe: ______

# DBO PARTNERS LLC

## TABLE OF CONTENTS

**December 31, 2021**

SD Mayer & Associates LLP
235 Montgomery Street, 30th Floor
San Francisco, CA 94104
415 691 4040 main
sdmayer.com

SDMAYER
accounting + advisory for life

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
DBO Partners LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of DBO Partners LLC as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of DBO Partners LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of DBO Partners LLC's management. Our responsibility is to express an opinion on DBO Partners LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DBO Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The information contained in Schedule I - Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934, Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 and Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3, ("Supplemental Information"), has been subjected to audit procedures performed in conjunction with the audit of DBO Partners LLC's financial statements. The supplemental information is the responsibility of DBO Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I - Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934, Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 and Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

S D Mayer & Associates, LLP

We have served as DBO Partners LLC's auditor since 2020.

San Francisco, California
February 25, 2022

# DBO PARTNERS LLC

## STATEMENT OF FINANCIAL CONDITION

December 31, 2021

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 6,730,485 |
| Client receivables | | 1,502,300 |
| Total assets | $ | 8,232,785 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accrued expenses | $ | 58,676 |
| Due to member | | 158,251 |
| Total liabilities | | 216,927 |
| Commitments and contingencies (Note 3) | | |
| Member's equity | | 8,015,858 |
| Total liabilities and member's equity | $ | 8,232,785 |

*The accompanying notes are an integral part of these financial statements.*

# DBO PARTNERS LLC

## STATEMENT OF INCOME

for the year ended December 31, 2021

| | |
|---|---|
| REVENUE | |
| Investment banking fees | $ 48,787,594 |
| Total revenue | 48,787,594 |
| EXPENSES | |
| Regulatory fees | 165,557 |
| Professional fees | 47,941 |
| Other expenses | 863 |
| Total expenses | 214,361 |
| Net income | $ 48,573,233 |

*The accompanying notes are an integral part of these financial statements.*

# DBO PARTNERS LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

for the year ended December 31, 2021

| | | |
|---|---|---|
| Member's equity, as of January 1, 2021 | $ | 5,442,625 |
| Distributions | | (46,000,000) |
| Net income | | 48,573,233 |
| Member's equity, as of December 31, 2021 | $ | 8,015,858 |

*The accompanying notes are an integral part of these financial statements.*

# DBO PARTNERS LLC

## STATEMENT OF CASH FLOWS

for the year ended December 31, 2021

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 48,573,233 |
| Change in assets and liabilities: | |
| Client receivables | 1,027,388 |
| Accounts payable | (10,440) |
| Accrued expenses | 58,676 |
| Due to member | 128,545 |
| Net cash provided by operating activities | 49,777,402 |
| Cash flows from financing activities: | |
| Distributions | (46,000,000) |
| Net cash used in financing activities | (46,000,000) |
| Net increase in cash | 3,777,402 |
| Cash, beginning of year | 2,953,083 |
| Cash, end of year | $ 6,730,485 |

| | |
|---|---|
| Supplemental disclsoure of cash flow information: | |
| Cash paid during the year for: | |
| Income taxes | $ 12,590 |
| Interest expense | $ - |

*The accompanying notes are an integral part of these financial statements.*

## 1. Organization and Summary of Accounting Policies

### *Organization and Nature of Business*

DBO Partners LLC (formerly known as Dean Bradley Osborne Partners LLC) (the "Company") is a Delaware Limited Liability Company formed on August 12, 2011, and its principal place of business is located in Burlingame, California. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") as of February 8, 2012, is regulated by the Financial Industry Regulatory Authority ("FINRA"), and is a member of Securities Investor Protection Corporation ("SIPC"). The Company is a registered broker-dealer in the states of California and New York effective February 14, 2012 and February 23, 2012, respectively. The sole managing member of the Company is DBO Partners Holding LLC (the "Parent" or "DBO"). DBO is a holding company and certain expenses of the Company were paid by the Parent through an Expense Sharing Agreement (see Note 4).

In accordance with the Company's operating agreement, the Company will continue in existence unless dissolved by its member.

The Company is an investment banking advisory firm providing advice to corporations, private equity investors, partnerships and institutions. The Company provides high quality independent advice and transaction execution capabilities to corporations and investors in connection with mergers and acquisitions, private sales, defense advisory, financial restructuring, capital raising advisory services pertaining to equity and debt including private placements and structuring of public equity offerings. The Company helps clients devise strategies for enhancing shareholder value or to optimally raise capital to meet investment and growth objectives as well as proactively brings new ideas and perspective regarding individual companies and strategic industry sectors.

### *Basis of Presentation*

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

### *Fair Value of Financial Instruments*

The carrying amounts of certain of the Company's financial instruments, including cash, other assets and accounts payable approximate fair value because of their short-term maturities.

### *Cash*

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Deposits held by financial institutions may, at times, exceed federally insured limits. The Company has never experienced any losses related to this balance. As of December 31, 2021, there were no cash equivalents.

### *Income Taxes*

The Company, a limited liability company, passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2017.

*Continued*

## 1. Organization and Summary of Accounting Policies *(continued)*

***Client Receivables and Allowance for Doubtful Accounts***

Client receivables represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses.* FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as bad debt expense on the Statement of Income. Per management's analysis, no allowance for doubtful accounts was considered necessary as of December 31, 2021.

***Revenue Recognition***

Investment banking revenue consists of advisory, retainer and success fees. Advisory and retainer fees are recognized over time as the related performance obligations are satisfied. Success fees are recognized at a point in time when a transaction is consummated within the terms of the agreement. See Note 5, Revenues from Contracts with Customers, for further information.

## 2. Member's Equity

The Company is a limited liability company and, as such, no member shall have any personal liability to the Company or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

Contributions and withdrawals by the member may be made from time to time with the consent and approval of the sole managing member as set forth in the Company's LLC Agreement.

## 3. Commitments and Contingencies

The Company enters into contracts that contain various indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

## 4. Related Party Transactions

On December 22, 2011, the Company entered into an Expense Sharing Agreement ("Agreement") with its sole member, DBO. Pursuant to the Agreement, certain management and administrative expenses which might otherwise have been paid and recorded by the Company, are paid for and recorded by the Parent. During the year ended December 31, 2021, the Parent paid certain expenses, including (a) employee compensation and benefits, (b) office and equipment leases, (c) marketing and business development and (d) other general and administrative expenses. During the year ended December 31, 2021, $18,006,558 in expenses were paid for and recorded by the Parent under this agreement. The Company has no obligation to reimburse DBO for these expenses, however, the Company reimbursed DBO $128,545 for the year ended December 31, 2021. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

The Parent will periodically incur reimbursable expenses on behalf of the Company for ongoing investment banking engagements. The Company is responsible for invoicing and collecting the reimbursable expenses from its clients. Upon receipt of the reimbursable expenses by the Company, the funds are remitted to the Parent. At December 31, 2021, $158,251 is payable to the Parent for such costs.

## 5. Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

***Investment Banking***

Clients are provided with a full range of capital markets and financial advisory services. Capital markets services include placement agent services in both the equity and debt capital markets, including private equity placements, initial public offerings, follow-on offerings, underwriting and distributing public and private debt. Financial advisory services primarily consist of fees generated by providing financial and strategic advisory services, including investment advice, strategic advice, research, and administrative services.

## 5. Revenue from Contracts with Customers *(continued)*

***Investment Banking (continued)***

Capital raising revenues are recognized at a point in time upon close of the transaction, as the client obtains the control and benefit of the capital markets offering at that point. Costs associated with capital raising transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Costs are recorded on a gross basis within other operating expenses in the Statement of Income as the Company is acting as a principal in the arrangement. Any expenses reimbursed by the Company's clients are recognized as reimbursed expense income.

Financial advisory service revenue can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees from merger and acquisition engagements are fixed fees, and success fees from merger and acquisition engagements are typically variable fees. Success fees are recognized at a point in time when the transaction is complete since the related performance obligation has been satisfied. Retainer fees from merger and acquisition engagements are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided.

***Disaggregation of Revenue***

The following tables present the Company's revenues from contracts with customers by business activity for the year ended December 31, 2021:

| | |
|---|---|
| Revenue from contracts with customers: | |
| Investment banking fees – success | $ 48,127,594 |
| Investment banking fees – opinion | 500,000 |
| Investment banking fees – retainer | 160,000 |
| Total revenue from contracts with customers | $ 48,787,594 |

***Contract Balances***

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. There was no deferred retainer revenue as of December 31, 2021.

Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers was $2,529,688 and $1,502,300 as of January 1, 2021 and December 31, 2021, respectively.

***Contract Costs***

Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred. All investment banking advisory expenses are recognized within their respective expense category on the Statement of Income and any expenses reimbursed by clients are recognized as reimbursed expense income on the Statement of Income. For the year ended December 31, 2021, there was no reimbursed expensed income.

## 6. Risk Concentration

For the year ended December 31, 2021, four customers accounted for 66% of total revenues. Additionally, one customer accounted for 100% of accounts receivable as of December 31, 2021.

The Company's cash consists of cash held at one financial institution where the balance may exceed government insurance limits during the year. At December 31, 2021, the Company's uninsured cash balances totaled $6,480,485.

## 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2021, the Company had net regulatory capital of $6,513,558, which was $6,413,558 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .033 to 1 as of December 31, 2021.

## 8. Risks and Uncertainties

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

## 9. Subsequent Events

The Company has evaluated subsequent events through February 25, 2022, the date the financial statements were available for issuance, and has determined that there were no material subsequent events to disclose.

*Continued*

## SUPPLEMENTAL SCHEDULES

### PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT

# DBO PARTNERS LLC

## SCHEDULE I

## COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

as of December 31, 2021

| | | |
|---|---|---|
| Net capital: | | |
| Total member's capital | | $ 8,015,858 |
| Deductions and/or charges: | | |
| Non-allowable assets | | |
| Client receivables | $ (1,502,300) | |
| Total deductions and/or charges | | (1,502,300) |
| Net capital | | $ 6,513,558 |
| Aggregate indebtedness: | | |
| Items included in statement of financial condition: | | |
| Accrued expenses | 58,676 | |
| Due to member | 158,251 | |
| Total aggregate indebtedness (A.I.) | | $ 216,927 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required (6-2/3% of A.I.) | | $ 14,462 |
| Minimum dollar requirement | | $ 100,000 |
| Excess net capital | | $ 6,413,558 |
| Ratio: Aggregate indebtedness to net capital | | .033 to 1 |

## RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SEA RULE 15c3-1

as of December 31, 2021

*There was no material difference between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's audited December 31, 2021 Part IIA FOCUS filing.*

*See report of independent accounting firm.*

# DBO PARTNERS LLC

## SCHEDULE II

### COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

for the year ended December 31, 2021

The Company engages in merger and acquisition advisory services and the private placement of securities. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with these activities. Therefore, in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3 as it does not affect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirements of this Rule.

*See report of independent accounting firm.*

# REPORT ON EXEMPTION PROVISIONS

## PURSUANT TO RULE 17 C.F.R. §240.15c3-3

SD Mayer & Associates LLP
235 Montgomery Street, 30th Floor
San Francisco, CA 94104
415 691 4040 main
sdmayer.com

SDMAYER
accounting + advisory for life

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
DBO Partners LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) DBO Partners LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to merger and acquisition advisory services and private placement of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

DBO Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DBO Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

S D Mayer & Associates, LLP

San Francisco, California
February 25, 2022

DBO PARTNERS

1409 CHAPIN AVENUE, FL 2
BURLINGAME, CA 94010

**SEA Rule 15c3-3 Exemption Report**

DBO Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) merger and acquisition advisory services; (2) private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

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DBO Partners LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Mark Bradley

Mark Bradley
Partner

January 11, 2022